Exhibit 2.04

Execution version

HEADS OF AGREEMENT
RELATING TO A FRIENDLY TENDER OFFER FOR MNV

These Heads of Agreement (together with their Schedules, the “Agreement”) are executed on 3 August 2010.

Between:

Shire plc, a public limited company organized and existing under the laws of Jersey, with company number 99854 and with registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, duly represented by Angus Russell (CEO and director) (the “Bidder”);

And:

Movetis, a limited liability company (“naamloze vennootschap”) organized and existing under the laws of Belgium, registered with the legal entities register (Turnhout) under number 0885.206.558, with registered office at Veedijk 58, B-2300 Turnhout duly represented by two directors, Viziphar Biosciences BVBA, represented by Staf Van Reet, and Dirk Reyn (the “Company” or “MNV”).

Whereas:

(a)	MNV is a listed company whose shares are admitted to trading on Euronext Brussels; at the date hereof, the following securities issued by MNV are outstanding:

-	21,081,300 ordinary shares, with coupons 1 and following attached;
-	Warrant plan of 20 December 2006: 5,381,887 warrants outstanding, giving right to a maximum of 896,981 ordinary shares and having an exercise price of EUR 3,00 per share;
-	Warrant plan of 21 June 2007: 1,329,397 warrants outstanding, giving right to a maximum of 221,566 ordinary shares and having an exercise price of EUR 3.00 per share;
-	Warrant plan of 15 February 2008: 757,178 warrants outstanding, giving right to a maximum of 126,196 ordinary shares and having an exercise price of EUR 3.36 per share;
-	Warrant plan of 19 August 2008: 421,208 warrants outstanding, giving right to a maximum of 70,201 ordinary shares and having an exercise price of EUR 4.14 per share;
-	Warrant plan of 27 October 2009: 799,626 warrants outstanding, giving right to a maximum of 133,271 ordinary shares and having an exercise price of EUR 5.37 per share.

(b)	Bidder intends to launch a public tender offer for all shares and warrants of MNV and has agreed the terms thereof with MNV;

(c)
Shareholders representing together 38.86% of the outstanding MNV shares have instructed their proxyholders to, as soon as this Agreement has been executed, execute on their behalf irrevocable commitments to tender their shares to Bidder as part of the contemplated tender offer (the "Irrevocable Commitments"); and

(d)	The Board of Directors of MNV (the “MNV Board”) considers a tender offer upon the terms of the Agreement to be friendly.

It has been agreed as follows:

Article 1. Commitment to launch a public tender offer

1.1	Subject to receiving copies of the Irrevocable Commitments duly signed on behalf of the relevant shareholders, Bidder commits to MNV as follows:

(a)
To launch a voluntary public tender offer for all MNV shares and warrants, outstanding at the time of the notification of such tender offer to the CBFA (the “Notification”) or at the time of settlement (i.e., payment and delivery) of the tender offer, including (and subject to CBFA approval) any shares issued after the closure of the acceptance period of the tender offer pursuant to the exercise of warrants, provided that the relevant warrant holder during the acceptance period of the tender offer decided to exercise the warrants and to tender the underlying shares at the Offer Price upon completion of the tender offer, subject to the publication by the Bidder of the results of the tender offer from which it appears that the closing conditions of the tender offer have been fulfilled or waived, upon the following terms and the other terms of this Agreement (the “Tender Offer”):

(i)	offer price of EUR 19.00 per MNV share with coupons 1 and following attached, paid in cash (the “Offer Price”); and

(ii)	an offer price in EUR that is equal to the difference between the Offer Price and the exercise price of 6 warrants of a warrant plan, per underlying MNV share, paid in cash;

(b)
To (also) allow the warrant holders to exercise their warrants in a conditional manner (i.e., subject to the closing conditions of the Tender Offer being fulfilled or waived) and accept the Tender Offer in respect of the underlying shares. To this effect, a specific acceptance form will be provided for the warrant holders, which comprises: (x) an exercise notice for the warrants, conditional upon the publication by the Bidder of the results of the Tender Offer from which it appears that the closing conditions of the Tender Offer have been fulfilled or waived and to be effected not later than the settlement date of the Tender Offer; and (y) an acceptance of the Tender Offer in respect of the shares to be so issued. For the avoidance of doubt, it is specified that Bidder waives any right to withdraw the Tender Offer (in accordance with article 16, 1° of the Royal Decree of 27 April 2007 on public tender offers (the “Royal Decree”)) as a consequence of the exercise of the warrants referred to in recital (a);

(c)	To issue the Notification no later than the business day following the date hereof;

(d)
To set an acceptance period for the Tender Offer of at least two weeks and not more than five weeks and to open the acceptance period no later than five business days from the date of approval by the CBFA of the bid prospectus;

(e)	To re-open the Tender Offer if necessary (and subject to approval by the CBFA) to cross the squeeze-out threshold that applies under Belgian law;

(f)	To bring a “simplified” squeeze-out offer in accordance with Article 42 of the Royal Decree if the statutory conditions therefore are fulfilled.

1.2
Bidder may cause a fully owned subsidiary to launch the Tender Offer and take all other actions set out in this Article 1. In such case, all references to the "Bidder" in this Agreement shall be construed as a reference to such subsidiary and Shire plc shall guarantee compliance by such subsidiary with all of its obligations under this Agreement.

Article 2. Conditions to complete the Tender Offer

2.1	The completion of the Tender Offer shall be subject only to the following conditions:

(a)	the Bidder has acquired, as a result of the Tender Offer, at least 90% of the number of outstanding MNV shares that are the subject of the Tender Offer;

(b)
no change or event has occurred prior to the publication of the results of the Tender Offer that results in, or is, at that moment reasonably likely to result (in such case, as confirmed by an independent expert), a loss (including loss of net asset value) or liability of MNV or its subsidiaries, taken as a whole, with an impact on the consolidated net asset value of MNV and its subsidiaries on an after tax basis exceeding EUR 20 million (a "Material Adverse Change"); provided, however, that none of the following shall be deemed of itself to constitute a Material Adverse Change: (i) any change in the market price or trading volume of MNV shares; (ii) any general evolution on the stock exchange markets; (iii) any adverse effect resulting from or arising out of the announcement or anticipated consummation of the Tender Offer (other than as a result of any termination right or additional obligation being triggered in respect of an agreement to which MNV or any of its subsidiaries is a party) or (iv) any change arising out of conditions affecting the economy or industry of MNV in general which does not affect MNV in a materially disproportionate manner relative to other participants in the economy or such industry, respectively;

(c)
between the date hereof and the publication of the results of the Tender Offer following the initial acceptance period, (i) no partnership agreement, no new license or distribution or co-promotion or similar agreement has been or will be entered into by MNV or its subsidiaries, (ii) the license and intellectual property agreement dated December 20, 2006 (as amended) entered into with affiliates of Johnson & Johnson ("JNJ") is still in force and MNV has not been informed of any decision of JNJ to terminate such arrangements, (iii) no dividend has been or will be declared or paid by MNV on its shares and (iv) no shareholders meeting has been or will be convened by MNV's Board or held to vote on a share capital reduction;

2.2
Bidder confirms and represents that all internal approvals for the launch and completion of the Tender Offer (except for the closing conditions set out in this Agreement) have been obtained; that financing of the Tender Offer is available to it on an irrevocable and unconditional basis; and that in the context of the Tender Offer, no duties (including the duty to make filings or obtain clearances) under any merger, competition or antitrust regulations apply.

Article 3. Commitments, Representations and Warranties of MNV

3.1
MNV agrees that, except for matters contemplated by this Agreement or as otherwise agreed by Bidder, from the date of this Agreement until the earlier of (i) the appointment of representatives of the Bidder to the Board of MNV (as a result of the successful completion of the Tender Offer) or (ii) the withdrawal of the Tender Offer (as a result of one of the conditions set out in Article 2.1 not being fulfilled or in any other circumstances provided by Articles 16 and 17 of the Royal Decree):

(a)
MNV shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course and use commercially reasonable efforts to (to the extent permitted by applicable law): (i) keep intact its current business organization; (ii) maintain in effect all of its permits; (iii) keep available the services of its directors, senior managers and key employees and not materially change their employment conditions; and (iv) maintain good relationships with its customers, suppliers and others having material business relationships with it;

(b)
neither MNV nor any of its subsidiaries shall enter into or consent to any new commitment the value of which would, on an individual basis (no commitments are to be aggregated for purposes of this clause), exceed EUR 1 million (it being understood that for an employment or consultancy contract, only an amount equal to one year base and variable salary or remuneration shall be taken into account), without Bidder’s prior consent which shall not unreasonably be withheld or delayed;

(c)
MNV and its subsidiaries shall not enter into any new borrowing commitments (excluding ordinary course of business commitments and trade creditors but including all lease arrangements, whether financing or operating), for an aggregate amount exceeding EUR 0.5 million.

(d)
MNV shall ensure that the cash and cash equivalents position (net of borrowings) of MNV and its subsidiaries (as a whole) will amount to at least EUR 70 million at the earliest of the two following dates: (i) the date of the publication of the results of the initial acceptance period of the Tender Offer or (ii) 15 October 2010.

(e)	MNV shall not issue, acquire, grant or otherwise transfer any MNV shares, warrants or other MNV securities (except as a result of the exercise of existing warrants);

3.2	MNV represents and warrants that :

(a)
neither MNV nor any of its subsidiaries shall as a result of the launch of the Tender Offer or Bidder acquiring control over MNV, incur any liability exceeding EUR 5 million in consequence of either (i) the automatic termination of any contract to which MNV or any of its subsidiaries is party by operation of a “change of control clause” or any party to such contract has informed MNV of its decision to terminate any contract pursuant to such "change of control clause" or (ii) any other act, omission, commitment or undertaking taken or made by MNV or its subsidiaries (in each case save for fees payable to MNV's financial advisers in connection with the Tender Offer and for obligations resulting from the incentive and retention plan with the management and personnel of MNV and its subsidiaries);

(b)	that the cash and cash equivalents position of MNV and its subsidiaries (as a whole) at 31 July 2010 amounts to EUR 84 million, provided that this amount is unaudited.

MNV acknowledges that the commitments, representations and warranties listed in clauses 3.1 and 3.2 above are essential for the Bidder to enter into this agreement in the sense that any breach of any of these commitments, representations and warranties shall be considered as a decision or operation "that has or could have the effect of significantly modifying the composition of the assets or liabilities" of MNV as set forth in Article 16.2° of the Royal Decree of 27 April 2010 on Takeover Bids.

3.3	In consideration of the Bidder’s commitments under this Agreement:

(a)	MNV shall, shortly after the publication of the Notification by the CBFA, issue a press release in which it supports the Tender Offer and qualifies such Tender Offer as friendly;

(b)
the MNV Board confirms that it will issue a positive recommendation in its opinion (“memorie van antwoord”) (in which the Tender Offer will be qualified as friendly) on the Tender Offer as set forth herein and as set forth fully in a prospectus that complies with Belgian law, provided that this commitment is subject to the filing by Bidder with the CBFA of a final prospectus compliant with all applicable requirements and substantially similar (unless for such amendments which are appropriate to accommodate the CBFA's comments or reasonably requested by MNV) to the attached draft prospectus. The foregoing is without prejudice to the right to make reasonable comments on the draft prospectus after review thereof and consultation in that respect and to the legal and fiduciary duties of the MNV Board;

(c)
subject to the other terms of this Agreement, MNV shall cooperate with Bidder to the extent necessary or appropriate, in order to enable Bidder to successfully complete the Tender Offer (amongst other things, by providing full flexibility to enable a swift issuance of new shares as a result of the exercise of warrants);

(d)
MNV shall inform the Bidder in the event that the cash and cash equivalents position of MNV and its subsidiaries (as a whole) fall below the amount of respectively EUR 75 million and EUR 70 million between the date of this Agreement and the date of publication of the results of the initial acceptance period of the Tender Offer.

3.4	As of the date of this Agreement, MNV shall not:

(a)
solicit competing offers for the acquisition of MNV’s shares but reserves the right to allow a counterbid or higher bid to be made by an unsolicited third party. The foregoing is without prejudice to Article 40 of the Royal Decree;

(b)
take other actions having the effect of frustrating the Tender Offer or making the successful completion of the Tender Offer more difficult, onerous or expensive, without prejudice to the legal and fiduciary duties of the MNV Board.

3.5
MNV represents and warrants to Bidder that, at the date hereof, it is not aware that Bidder would be aware of any inside information (within the meaning of art. 2,14° of the Belgian law of 2 August 2002) relating to it or its securities (other than the contemplated Tender Offer and this Agreement and the fact that the MNV Board intends to comply with its commitment under this Agreement not to enter into a partnership agreement with respect to Resolor) that would not yet have been made public by MNV.

3.6
Sofinnova Management VI LLC, Sofinnova Partners S.A., Martijn Kleijwegt have confirmed to MNV that they will resign from the MNV Board upon settlement (i.e., payment and delivery) of the Tender Offer. The remaining members of the MNV Board will immediately fill the vacancies created by the resignation of Sofinnova Management VI LLC, Sofinnova Partners S.A. and Martijn Kleijwegt by way of self-appointment (“coöptatie”) for a period until the next shareholders’ meeting by appointing three new directors amongst the candidates nominated by Bidder.

3.7
MNV has notified Viziphar Biosciences BVBA that it will terminate the consulting agreement of Viziphar Biosciences BVBA (in circumstances of “good leaver” for purposes of the warrants held by Viziphar Biosciences BVBA) upon settlement (i.e., payment and delivery) of the Tender Offer. For the avoidance of doubt, as the termination will only occur under the condition of, and at the time of, settlement of the Tender Offer, such termination will by no means affect the accelerated vesting of all unvested warrants by reason of the launch of the Tender Offer. Viziphar Biosciences BVBA has confirmed to MNV that it will resign from the MNV Board after settlement (i.e., payment and delivery) of the Tender Offer, upon payment of the severance pay to Viziphar Biosciences BVBA referred to in Schedule 2.

Article 4. Additional commitments of Bidder

4.1	Bidder commits to implement, and to cause the Company to implement, the retention arrangements set forth in Schedule 1.

4.2	Bidder commits to implement, and to cause the Company to implement, in all material respects, the integration plan set out in Schedule 2.

4.3
Bidder commits to approve the decisions listed in Schedule 3 at a general shareholders meeting to be held within 70 business days from settlement (i.e., payment and delivery) of the Tender Offer or, to the extent required by applicable law, at the next annual general shareholders meeting.

4.4
The commitments set forth in this Article 4 are subject to the settlement (i.e., payment and delivery) of the Tender Offer and are made to the benefit of Movetis and (by way of third party right (“beding ten behoeve van een derde”)) the relevant managers/employees/other persons identified or referred to in the Schedules. The Bidder acknowledges that these persons will be made aware of the relevant commitments set forth in this Article 4.

4.5
Bidder confirms that it will vote the MNV shares it acquires in consequence of the Tender Offer or otherwise in favour of granting discharge to the directors of MNV for their management of MNV during the period preceding the date of this Agreement.

Article 5. Confidentiality and Announcements

5.1
The Confidentiality and Standstill Agreement dated 22 June 2010 between Shire Pharmaceuticals Group (a subsidiary of Bidder) and MNV shall survive the execution of this Agreement, except for (i) Article 12 which shall not survive after settlement (i.e., payment and delivery) of the Tender Offer and (ii) Article 10. Bidder and MNV acknowledge and agree that this Agreement will be disclosed to the CBFA (as to the terms of the Tender Offer) and in the prospectus (in so far as the terms hereof are required for the public to be able to assess the Tender Offer).

5.2
Any announcement relating to the Tender Offer shall be made by mutual consent, except as otherwise required by law or regulation (including, without limitation, the rules of the UK Listing Authority) or by the CBFA (such as in respect of the prospectus and the Opinion of the MNV Board), in which case the parties shall (to the extent practicable and permissible under applicable law) consult with each other prior to such announcement regarding, the time, manner and contents of such announcement.

Article 6. Term and Termination

6.1
This Agreement terminates (subject to any rights accrued under it in view of breaches of a party, e.g. in case of non-Notification of the Tender Offer as set out in section 1.1) if the Tender Offer has not been notified to the CBFA (in a valid manner) on the business day following the date hereof (unless the CBFA raises an issue of admissibility of the Notification, in which case termination shall take effect if the CBFA has not accepted the Notification three business days following the date hereof).

6.2	This Agreement terminates upon:

(a)
the notification to the CBFA of any unsolicited counter-bid or higher bid (provided that this Agreement will again become fully effective in case Bidder launches a higher bid (and then as of such time));

(b)	the Tender Offer being withdrawn (“intrekking”) by the Bidder after approval of such withdrawal by the CBFA.

Article 7. Entire Agreement - Severability - Costs - Counterparts - Applicable law - Jurisdiction

7.1
Without prejudice to Section 5.1 hereof, this Agreement contains the entire understanding of the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between or among parties with respect to such subject matter.

7.2	Each party shall bear all costs and expenses incurred or to be incurred by it in connection with the negotiation, execution and performance of this Agreement.

7.3
If one or more of the provisions of this Agreement is declared to be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected. Each of the Parties shall use its best efforts to immediately and in good faith negotiate a legally valid replacement provision.

7.4
This Agreement may be executed in counterparts, in the number of originals stated hereinafter on the signature page and, when taken together, the counterparts executed by all Parties shall constitute one and the same instrument. Signatures to this Agreement transmitted by fax, email in “portable document format” or by any other electronic means, intended to preserve the original graphic or pictorial appearance of the Agreement, shall have the same effect as the physical delivery of the paper Agreement bearing the original signatures.

7.5
This Agreement shall be governed by and construed in accordance with the laws of Belgium with the exclusion of its conflict of law principles. Any dispute arising out of or in connection with this Agreement shall be submitted to the courts of Brussels, Belgium, which shall have exclusive jurisdiction.

In witness whereof:

the parties hereto have signed this Agreement by their duly authorized representatives, on the date first mentioned above, in two originals.

[signature page follows]

For and on behalf of Shire plc:	For and on behalf of Movetis NV:

Name: Function:	Name: Function

Name: Function:	Name: Function:

Omitted Schedules:

Schedule 1.	Retention arrangements
Schedule 2.	Integration plan
Schedule 3.	Decisions to be approved at a general shareholders meeting
Schedule 4.	Draft prospectus

* Shire will furnish supplementally a copy of any omitted schedule to the SEC upon request.